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April 4, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Nicholas Nalbantian, Mara Ransom

Re:	Seaport Entertainment Group Inc.
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted March 25, 2024
CIK No. 002009684
File No. 377-07100
Ladies and Gentlemen:
On March 25, 2024, our client, Seaport Entertainment Group Inc. (the “Company”), confidentially submitted with the Securities and Exchange Commission (the “Commission”) a draft Amendment No. 1 to a registration statement on Form 10 under File No. 377-07100 (the “Amendment”).
The Company hereby requests immediate withdrawal of the Amendment, along with any exhibits. The Company inadvertently filed the Amendment under File No. 377-07100, the File No. for a draft registration statement on Form S-1 previously confidentially submitted with the Commission, instead of File No. 377-07099, the File No. for the initial draft registration statement on Form 10 previously confidentially submitted with the Commission (the “Original Form 10”). The Company is withdrawing the Amendment because it has confidentially submitted a draft Amendment No. 1 to the Original Form 10 under File No. 377-07099.
*     *     *

April 4, 2024

Should you have any comments or questions regarding the foregoing, please call me at (213) 891-8371 or e-mail me at julian.kleindorfer@lw.com, or Abigail Smith at (202) 637-3391 or abigail.smith@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,
cc:	Michael J. Haas, Latham & Watkins, LLP
	Abigail Smith, Latham & Watkins, LLP	/s/ Julian Kleindorfer
	Alexa M. Berlin, Latham & Watkins, LLP	Julian Kleindorfer
	Anton D. Nikodemus, Seaport Entertainment Group Inc	of LATHAM & WATKINS LLP
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